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                                                                    Exhibit 20.1

                                     [ART]


                                                               February 17, 1995

Dear Signet Shareholder:

  We are pleased to provide you the enclosed information regarding a special distribution declared on Tuesday, January 24, 1995 by your Board of Directors. The distribution consists of all of the Capital One Financial Corporation common stock owned by Signet. As explained in the enclosed Information Statement, holders of record of Signet common shares as of the close of business on February 10, 1995 will receive one share of Capital One common stock for each Signet common share.

  The distribution is one of a series of actions announced last July that will enable Signet to concentrate on its core banking business and allow shareholders to participate more directly in the value created by our credit card business. We completed a successful initial public offering of approximately 10.8% of the shares of Capital One on November 22, 1994. Signet retains approximately 88.5% of the outstanding shares. The stock was initially sold at $16.00 per share, establishing a market valuation of Capital One at that time of approximately $1.06 billion. Capital One stock is traded on the New York Stock Exchange under the symbol COF.

  Signet shareholders of record on February 10, 1995 will automatically receive the distribution and are not required to take any further action. Capital One stock certificates will be mailed on or about February 28, 1995. Signet will receive an opinion of counsel that, for federal tax purposes, the distribution of Capital One stock will qualify as tax-free to Signet shareholders.

  In addition to the Information Statement, we are also enclosing a "Q & A" regarding the distribution. SHOULD YOU HAVE ADDITIONAL QUESTIONS, PLEASE USE OUR TOLL-FREE NUMBER: 1-800-442-3120, MONDAY THROUGH FRIDAY, 9 A.M. - 5 P.M. (EASTERN STANDARD TIME) UNTIL MARCH 31, 1995.

  As a new shareholder of Capital One, you will have a stake in one of America's premier financial services organizations. Its strategic approach in the credit card market emphasizes an information based strategy, innovative products and a conservative capital structure.

  Signet takes great pride in the success of Capital One. We are pleased that Signet shareholders will have the opportunity to participate directly in its future growth.

                                        Sincerely,

                                        Robert M. Freeman, Chairman of  the
                                        Board and Chief Executive Officer